UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

Kerri R. Morey c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 31, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

53,928,727[1]

	8	SHARED VOTING POWER

12,556,991[2]

	9	SOLE DISPOSITIVE POWER

53,928,727[1]

	10	SHARED DISPOSITIVE POWER

12,556,991[2]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,485,718

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0[3]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes 18,635,230 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants and 34,506,556 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”).
(2)Excludes 137,925 shares of Common Stock issuable under restricted stock units that vest on February 24, 2023. Such shares are not issuable within 60 days of the date of this Schedule 13D and therefore are not deemed to be beneficially owned.
(3)This percentage is calculated based on 142,381,222 shares of Common Stock outstanding as of October 27, 2022 as indicated in Section 7.13(b) of the Purchase Agreement (as defined in Item 3 of this Schedule 13D) and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,556,991[1]

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,556,991[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,556,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)Excludes 137,925 shares of Common Stock issuable upon the vesting and settlement of restricted stock units that vest on February 24, 2023. Such shares are not issuable within 60 days of the date of this Schedule 13D and therefore are not deemed to be beneficially owned.
(2)The percentage is based on 142,381,222 shares of Common Stock outstanding as of October 27, 2022 as indicated in Section 7.13(b) of the Purchase Agreement.

SCHEDULE 13D

Item 1. Security and Issuer
This Schedule 13D relates to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by and on behalf of each of Lockheed Martin Corporation (“LMC”) and Astrolink International LLC (“Astrolink” and together with LMC, the “Reporting Persons”). Astrolink is an indirect wholly owned subsidiary of LMC. The principal business address of each Reporting Person is 6801 Rockledge Drive, Bethesda, MD 20817.
LMC, a corporation organized under the laws of the State of Maryland, is a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. Astrolink is a limited liability company organized under the laws of the State of Delaware through which Lockheed Martin’s venture fund makes strategic investments in companies.
The Reporting Persons have entered into a Joint Filing Agreement, dated November 9, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Schedule I attached hereto lists the executive officers and directors of each of the Reporting Persons (the “Related Parties”) and their respective principal occupation, address and citizenship.
During the last five years, neither of the Reporting Persons and none of the Related Parties has (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
On October 31, 2022, LMC entered into a Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement”) with the Issuer, Terran Orbital Operating Corporation, Tyvak Nano-Satellite Systems, Inc. and PredaSAR Corporation as guarantors (the “Guarantors”), and U.S. Bank Trust Company, National Association as collateral agent (the “Convertible Notes Agent”). Pursuant to the Purchase Agreement, on October 31, 2022, for an aggregate purchase price of $100 million, LMC purchased from the Issuer 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”) in an aggregate principal amount of $100 million and warrants (the

“Warrants”) to purchase 17,253,279 shares of Common Stock (the “Transaction”). The source of funds for the Transaction was cash on hand available to LMC.
Item 4. Purpose of the Transaction
The responses set forth in Items 3 and 6 hereof are incorporated herein by reference.
LMC purchased the Convertible Notes and Warrants for investment purposes.
Board Designee Right and Board Observer Right
On October 31, 2022, LMC and certain subsidiaries of the Issuer terminated their existing Second Amended and Restated Strategic Cooperation Agreement dated October 28, 2021 and LMC, the Issuer, and certain subsidiaries of the Issuer entered into a new Strategic Cooperation Agreement (the “2022 SCA”) pursuant to which the parties have agreed to continue to share business development opportunities and work collaboratively on small satellite and other aerospace and defense opportunities and ventures. Under the 2022 SCA, LMC is entitled to appoint a director (who shall be reasonably satisfactory to the Issuer (the Issuer’s consent not to be unreasonably withheld, conditioned or delayed)) to fill an existing Class III director vacancy on the Board of Directors of the Issuer (the “Issuer Board”). In addition, during the term of the 2022 SCA, the Issuer has agreed to include one appointee or nominee for election to the Issuer Board selected by LMC (who shall be reasonably satisfactory to the Issuer (the Issuer’s consent not to be unreasonably withheld, conditioned, or delayed)) in its slate of nominees for election as a Class III director at each of the Issuer’s meetings of stockholders at which Class III directors are to be elected and recommend that the Issuer’s shareholders vote in favor of the election of such director. Also, during the term of the 2022 SCA, LMC will be permitted to appoint a separate Issuer Board observer. Unless earlier terminated, as provided for in the 2022 SCA, the 2022 SCA will terminate 13 years from the effective date, in 2035. LMC currently intends to appoint an Issuer Board observer, but does not have a current intention to select a director for appointment or nomination.
Notification Right
The Issuer has agreed in the 2022 SCA that it will not make any public announcement with respect to, or seek approval by the Issuer Board of, any sale transaction or Fundamental Change (as defined in the Purchase Agreement) with respect to the Issuer, or any other extraordinary transaction involving the Issuer, without giving prior notice to LMC, and to include LMC in any such sale process, in each case, subject to the fiduciary duties of the Issuer Board and management of the Issuer.
Standstill Obligations
LMC is subject to certain standstill restrictions set forth in the Purchase Agreement with respect to its ability to (i) acquire equity securities, or securities convertible into or exchangeable for equity securities, of the Issuer, (ii) make a public announcement or publicly propose any merger or other extraordinary transaction involving the Issuer, any of its subsidiaries or any of their respective securities, or (iii) enter into any agreements or arrangements with third parties with respect to the foregoing, in each case, without the prior written approval of the Issuer. The standstill provision will expire on October 31, 2023, subject to certain exceptions providing for earlier termination, including upon the occurrence of an event of default and the triggering of the Notification Right (as described above).
Other
Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons nor any of the Related Parties currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, any of the Reporting Persons or the Related Parties may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons or any of the Related Parties will take any of the actions set forth above.
Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Persons (and their respective affiliates and Related Parties) reserve the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (iv) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding shares of Common Stock.
Item 5. Interest in Securities of the Issuer
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. None of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.
(d)      None.

(e)                  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Items 3 and 4 above summarize certain provisions of agreements between the Reporting Persons and the Issuer, including the Purchase Agreement and the 2022 SCA, and such summaries are incorporated herein by reference.
Purchase Agreement
As indicated in Item 3 above, on October 31, 2022, LMC entered into the Purchase Agreement with the Issuer, the Guarantors, and the Convertible Notes Agent, pursuant to which LMC purchased from the Issuer the Convertible Notes and the Warrants.
The Warrants have an exercise price equal to $2.898 per share of Common Stock, are immediately exercisable, and expire on October 31, 2027.
The Convertible Notes will mature on October 31, 2027 (the “Maturity Date”), unless earlier redeemed, repurchased or converted. The Convertible Notes bear interest at a rate of 10% per annum. Interest is payable on the Convertible Notes on May 15th, August 15th, November 15th and February 15th of each calendar year in arrears, with the first such interest payment required to be made on February 15, 2023. Interest is payable in cash or in kind or a combination thereof, at the election of the Issuer subject to the satisfaction of certain conditions. Interest paid in kind will accrete to the principal amount of the Convertible Notes. The Convertible Notes are secured by a second lien on substantially all of the assets of the Issuer and the Guarantors, subject to certain exceptions (the “Collateral”), and are senior indebtedness of the Issuer except that the liens securing the Convertible Notes shall be junior to liens securing the 2026 Notes (as defined below) and certain other Issuer notes held by certain affiliates of FP Credit Partners, L.P. (the “FP Notes”). The Convertible Notes are guaranteed, jointly and severally, by each of the Guarantors, and will be guaranteed by each wholly-owned U.S. subsidiary established, created or acquired by the Issuer after the closing date set forth therein, subject to certain exceptions.
The Convertible Notes are convertible by holders of the Convertible Notes at any time prior to maturity into the number of fully paid and non-assessable shares of the Issuer’s Common Stock on the date of conversion obtained by dividing (i) the outstanding principal amount of, and any accrued but unpaid interest on, the Convertible Notes, by (ii) a conversion price equal to $2.898. At issuance, the Convertible Notes were convertible into 34,506,556 shares of Common Stock. The conversion price is subject to anti-dilution adjustments customary for convertible debt securities. The Issuer has agreed to use reasonable best efforts to obtain shareholder approval for the issuance of shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants by LMC that would exceed 30% of the Common Stock then outstanding at its next annual meeting; provided that, after the Issuer’s initial annual meeting or thereafter, if such approval is not obtained and LMC seeks to convert any of its Convertible Notes or exercise any of the Warrants in accordance with the terms of the Purchase Agreement, the Issuer may settle the excess above any limit on conversion of the Convertible Notes and exercise of the

Warrants set by applicable stock exchange rules in cash in accordance with the terms of the Purchase Agreement (to the extent permitted under the note purchase agreement governing the FP Notes and the Existing Note Purchase Agreement (as defined below)).
On or after May 1, 2024, the Issuer may redeem, at its option, for cash, all or any portion of the Convertible Notes, at a redemption price equal to 100% of the then applicable principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, subject to (i) the satisfaction of certain conditions, including that no event of default has occurred and is continuing, the shares of Common Stock issuable on such date are included in a registration statement that is effective and otherwise available for the resale of all such shares by LMC, the Common Stock remains listed on the New York Stock Exchange or any other national securities exchange, and subject to compliance by LMC with certain notice requirements, that any applicable antitrust filings have been made or obtained and any waiting periods with respect thereto have expired; and (ii) the right of LMC to convert all or any portion of its Convertible Notes prior to the prepayment date in accordance with the terms of the Purchase Agreement.
Upon the occurrence of a Fundamental Change (as defined in the Purchase Agreement, and including, among other things, certain change of control transactions of the Issuer), LMC may require the Issuer to repurchase all or a portion of its Convertible Notes in cash at a repurchase price equal to 100% of the then applicable principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, subject to the satisfaction of certain conditions set forth in the Purchase Agreement.
Subject to compliance with the Securities Act of 1933, as amended, and any state securities laws, LMC is entitled to transfer its Convertible Notes without restriction. In addition, the Purchase Agreement contains preemptive rights allowing LMC to maintain its proportionate equity interest on an as-converted basis, subject to certain exceptions. The Purchase Agreement also contains customary events of default.
Pursuant to the Investor Rights Agreement (as defined below), LMC will have registration rights with respect to the shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, including customary shelf, piggyback and demand registration rights.
Investor Rights Agreement
On October 28, 2021, the Issuer, LMC, certain of the Issuer’s stockholders and certain other parties thereto entered into an investor rights agreement (as amended, the “Investor Rights Agreement”) pursuant to which the holders of the Issuer’s Registrable Securities (as defined in the Investor Rights Agreement), including LMC, were granted certain customary demand, shelf, and piggyback registration rights with respect to their Registrable Securities, in each case on the terms and subject to the conditions set forth therein.
As required by the Investor Rights Agreement, on April 22, 2022, the Issuer filed a registration statement to register the resale of LMC’s then current Registrable Securities, which was declared effective June 23, 2022. Pursuant to the Investor Rights Agreement, the Issuer must use reasonable best efforts to keep the registration statement effective until the earlier of (i) the date as of which all Registrable Securities have been sold pursuant an effective registration statement and (ii) the date as of which no holder holds any Registrable Securities.
Existing Note Purchase Agreement
On March 8, 2021, the Issuer, the Guarantors, LMC and the other purchasers party thereto entered into a note purchase agreement (as amended as of the date hereof, the “Existing Note Purchase Agreement”) providing for the issuance and sale of Senior Secured Notes due 2026 (the “2026 Notes”). The obligations of the Issuer under the Existing Note Purchase Agreement are guaranteed by the Guarantors, and will be guaranteed by each wholly-owned U.S. subsidiary established, created or acquired by the Issuer after the closing date set forth therein, subject to certain exceptions. The obligations of the Issuer are secured by substantially all assets of the Issuer and the Guarantors, subject to customary exceptions. The Existing Note Purchase Agreement contains affirmative, negative and financial covenants, and events of default that are substantially similar to those contained in the Purchase Agreement, except that the Existing Note Purchase Agreement does not contain (i) a covenant restricting the issuance of equity, (ii) a standstill provision, or (iii) a covenant providing for preemptive rights.
Debt Provider Warrants
On March 25, 2022, the Issuer, LMC, Tailwind Two Acquisition Corp., FP Credit Partners II, L.P., FP Credit Partners Phoenix II, L.P., and BPC Lending II LLC entered into a Stock and Warrant Purchase Agreement (the “Stock and Warrant Purchase Agreement”). Pursuant to the Stock and Warrant Purchase Agreement, the Issuer issued to LMC shares of Common Stock and 1,381,951 warrants to purchase Common Stock at a strike price of $10.00 per share as an inducement for entering into certain other transactions with the Issuer. The warrants were immediately exercisable and expire on March 25, 2027.
Restricted Stock Unit Award Agreement
In connection with an LMC designee’s prior service on the Issuer Board, effective as of March 31, 2021, the Issuer awarded Astrolink 275,850 restricted stock units (“RSUs”) pursuant to the terms and conditions of a grant notice and a restricted stock unit award agreement. The award vests in two equal installments, subject to the satisfaction of a continuous service condition, compliance with which was waived effective March 2022, and a liquidity event condition that was met in March 2022, and is settled in shares of common stock on a one-for-one basis. The first vesting and settlement occurred in 2022, and the remaining 137,925 RSUs are scheduled to vest and settle on February 24, 2023.
Except as set forth herein, the Reporting Persons and the Related Parties do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Name
99.1	Joint Filing Agreement, dated November 9, 2022.
99.2
Convertible Note and Warrant Purchase Agreement, by and among Terran Orbital Corporation, Lockheed Martin Corporation, the guarantors party thereto, and U.S. Bank Trust Company, National Association, dated October 31, 2022. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 31, 2022).

99.3
2022 Strategic Cooperation Agreement, by and among Terran Orbital Corporation, Lockheed Martin Corporation, Terran Orbital Operating Corporation, Tyvak Nano-Satellite Systems, Inc., PredaSAR Corporation, and Tyvak International, S.R.L., dated October 31, 2022. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 31, 2022).

99.4
Investor Rights Agreement, dated October 28, 2021, by and among Terran Orbital Corporation, Lockheed Martin Corporation, Tailwind Two Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on March 28, 2022).

99.5
First Amendment to Investor Rights Agreement, dated as of March 25, 2022, by and among Terran Orbital Corporation, Lockheed Martin Corporation, Tailwind Two Acquisition Corp. and other parties thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on March 28, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2022

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of LMC and Astrolink is set forth below. The business address of each individual is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Lockheed Martin Corporation

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Timothy S. Cahill	Executive Vice President - Missiles and Fire Control	United States
Stephanie C. Hill	Executive Vice President - Rotary and Mission Systems	United States
Maryanne R. Lavan	Senior Vice President, General Counsel and Corporate Secretary	United States
Robert M. Lightfoot, Jr.	Executive Vice President - Space	United States
Jesus Malave	Chief Financial Officer	United States
H. Edward Paul III	Vice President and Controller	United States
Evan T. Scott	Vice President and Treasurer	United States
Frank A. St. John	Chief Operating Officer	United States
James D. Taiclet	Chairman, President and Chief Executive Officer	United States
Gregory M. Ulmer	Executive Vice President - Aeronautics	United States

Name of Director	Principal Occupation or Employment	Citizenship
Daniel F. Akerson	Retired Chairman and CEO, General Motors Company	United States
David B. Burritt	President and CEO, United States Steel Corporation	United States
Bruce A. Carlson	Retired United States Air Force General	United States
John M. Donovan	Retired CEO, AT&T Communications, LLC	United States
Joseph F. Dunford, Jr.	Senior Managing Director and Partner of Liberty Strategic Capital	United States
James O. Ellis, Jr.	Retired President and CEO, Institute of Nuclear Power Operations	United States
Thomas J. Falk	Retired Chairman and CEO, Kimberly-Clark Corporation	United States
Ilene S. Gordon	Retired Chairman and CEO, Ingredion Incorporated	United States
Vicki A. Hollub	President and CEO, Occidental Petroleum Corporation	United States
Jeh C. Johnson	Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP	United States
Debra L. Reed-Klages	Retired Chairman, President and CEO, Sempra Energy	United States
Vincent R. Stewart	Retired United States Marine Corps Lieutenant General	United States
Patricia E. Yarrington	Retired Chief Financial Officer, Chevron Corporation	United States

Astrolink International LLC

Name of Executive Officer	Principal Occupation or Employment	Citizenship

J. Chris Moran	Vice President and General Manager, Lockheed Martin Ventures, Lockheed Martin Corporation	United States
Kerri R. Morey	Vice President, Associate General Counsel, Lockheed Martin Corporation	United States
H. Edward Paul III	Vice President and Controller, Lockheed Martin Corporation	United States
Evan T. Scott	Vice President and Treasurer, Lockheed Martin Corporation	United States
Scott M. Weiner	Vice President, Corporate Development, Lockheed Martin Corporation	United States